UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person(s)
   Kemper, Jonathan M.
   1000 Walnut Street
   Kansas City, Missouri 64106

2. Issuer Name and Ticker or Trading Symbol
   Commerce Bancshares, Inc. (CBSH)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   1/22/2003

5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice Chairman

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                     17,262(1)      I  Charlotte Kemper
                                                                                                                   Trust
Common Stock                                                                                     21,444(1)      I  David BR Kemper
                                                                                                                   Trust
Common Stock                                                                                     4,743(1)       D  Direct
Common Stock                                                                                     2,073(1)       I  Exec Comp Plan

Common Stock                                                                                     101,994(1)     I  Irrev Trust for
                                                                                                                   self
Common Stock                                                                                     36,189(1)      I  Irrev Trust-
                                                                                                                   children
Common Stock                                                                                     203,545(1)     I  Julie K Foyer
                                                                                                                   Trust
Common Stock                                                                                     60,641(1)      I  Laura K Fields
                                                                                                                   Trust
Common Stock                                                                                     17,246(1)      I  Nicholas Kemper
                                                                                                                   Trust
Common Stock                                  01/22/03    M        8,372         A  $13.823310                  I  Rev Trust for
                                                                                                                   self
Common Stock                                  01/22/03    M        20,241        A  $13.823310                  I  Rev Trust for
                                                                                                                   self
Common Stock                                  01/22/03    F        14,670        D  $40.140000   773,365(1)     I  Rev Trust for
                                                                                                                   self
Common Stock                                                                                     14,175(1)      I  Thrift Plan

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Stock Option (right to buy)    $13.823310      01/22/03       M                          8,372                         02/03/03
Stock Option (right to buy)    $13.823310      01/22/03       M                          20,241                        02/03/03

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Stock Option (right to buy)    01/22/03  Common Stock                   8,372                                   D   Direct
Stock Option (right to buy)    01/22/03  Common Stock                   20,241                    0             D   Direct

Explanation of Responses:

(1)
Stock Holdings adjusted to include 5% Stock Dividend, record date 11/29/2002; payable 12/13/2002.


SIGNATURE OF REPORTING PERSON
/S/ By: Jeffery D. Aberdeen
    For: Jonathan M. Kemper
DATE 01/23/03